Exhibit 99.1

Sol-Gel Announces Aggregate $22.8 Million Concurrent Registered Direct and Private
Placement Offerings

NESS ZIONA, Israel, January 27, 2023 (GLOBE NEWSWIRE) -- Sol-Gel Technologies, Ltd. (NASDAQ: SLGL) (“Sol-Gel” or the “Company”), a dermatology company with FDA approvals for EPSOLAY® and TWYNEO®, two innovative dermatology products that were launched in the U.S. by partner Galderma during 2022, announced today the pricing of a registered direct offering with Armistice Capital for the sale and purchase of 2,560,000 shares of the Company’s ordinary shares, par value NIS 0.1 (the “Ordinary Shares”), at a purchase price of $5.00 per share, in a registered direct offering (the “Registered Direct Offering”).

Concurrent with the Registered Direct Offering, the Company has also agreed to issue to Armistice Capital unregistered warrants (the “Investor Warrants”) to purchase up to 2,560,000 Ordinary Shares in a concurrent private placement (the “Warrant Private Placement”). Also, M. Arkin Dermatology Ltd., an entity wholly-owned by Mr. Mori Arkin, the Chairman of Sol-Gel’s Board of Directors and indirect controlling shareholder, agreed to purchase 2,000,000 Ordinary Shares (the “Affiliate Shares”), and warrants to purchase up to 2,000,000 Ordinary Shares (the “Affiliate Warrants” and, together with the Investor Warrants, the “Warrants”), in a concurrent private placement (the “Affiliate Private Placement, and, together with the Warrant Private Placement, the “Concurrent Private Placements” and, together with the Registered Direct Offering, the “Offerings”), at purchase price of $5.00 per share.

The Warrants will have an exercise price of $5.85 per Ordinary Share and will become exercisable beginning six months from the date hereof and will expire five years thereafter. The Company will only receive gross proceeds from the Warrants to the extent the Warrants are exercised for cash. The aggregate gross proceeds of the Registered Direct Offering and the Concurrent Private Placements are expected to be approximately $22.8 million before deducting placement agent fees and other offering expenses payable by the Company.

The Company expects the Registered Direct Offering and the Warrant Private Placement to close on or about January 31, 2023, subject in each case to the satisfaction of customary closing conditions. The closing of the Affiliate Private Placement is subject to the satisfaction of certain conditions, including the receipt of disinterested shareholder approval. In addition, each of the Concurrent Private Placements is contingent on the closing of the Registered Direct Offering. The closing of the Registered Direct Offering is not contingent on the closing of the Concurrent Private Placements.

Raymond James & Associates, Inc. is acting as the exclusive placement agent for the Registered Direct Offering and Warrant Private Placement.

The Company intends to use the net proceeds from the Offerings to fund the acquisition of SGT-610, the topically-applied patidegib, a new chemical entity hedgehog signaling pathway blocker, for the treatment of Gorlin syndrome, research and development activities for SGT-610 through its planned clinical trial and the remainder for working capital and other general corporate purposes.

The Company believes that the net proceeds from the Registered Direct Offering and the Concurrent Private Placements, together with its existing cash resources, will be sufficient to enable the Company to fund its operating expenses and capital expenditure requirements into the second half of 2025.

The Ordinary Shares offered in the Registered Direct Offering were offered by means of the Company's shelf registration statement on Form F-3 (File No. 333-264190), previously filed with the Securities and Exchange Commission (the "SEC") on April 7, 2022, and declared effective by the SEC on April 13, 2022.  Such Ordinary Shares are being offered only by means of a prospectus. A final prospectus supplement and the accompanying prospectus relating to and describing the terms of the Registered Direct Offering will be filed with the SEC, and will be available on the SEC's website at http://www.sec.gov. and may also be obtained by contacting Raymond James & Associates, Inc. at Attention: Equity Syndicate, 880 Carillon Parkway, St. Petersburg, Florida 33716, or by telephone at (800) 248-8863, or e-mail at prospectus@raymondjames.com.

The Affiliate Shares, the Warrants and the Ordinary Shares issuable upon the exercise of the Warrants, are being offered and sold in a transaction not involving a public offering and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any other applicable state securities laws. Accordingly, those securities may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of these Company securities, nor shall there be any sale of these Company securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Sol-Gel Technologies

Sol-Gel is a dermatology company focused on identifying, developing and commercializing or partnering topical drug products for the treatment of skin diseases. Sol-Gel developed TWYNEO which is approved by the FDA for the treatment of acne vulgaris in adults and pediatric patients nine years of age and older; and EPSOLAY, which is approved by the FDA for the treatment of inflammatory lesions of rosacea in adults. Both drugs are exclusively licensed to and commercialized by Galderma in the U.S.

The Company’s pipeline also includes topical drug candidate SGT-210 under investigation for the treatment of rare skin keratodermas.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, but not limited to, statements regarding the proposed Offerings, including as to the ability to complete the proposed Offerings described above, the expected gross proceeds therefrom, the intended use of proceeds,  the timing of the closing of the Offerings or the acquisition of SGT-610 and our expected cash runway. There can be no assurance that we will be able to complete the proposed Offerings. Among the factors that may cause results to be materially different from those stated herein are the initial terms of the proposed Offerings, market and other conditions, the satisfaction of customary closing conditions related to the proposed Offerings, the impact of general economic, industry or political conditions in the United States or internationally, the benefits we expect to receive under our agreement with Galderma, expected net sales and royalty income in line with volume growth of EPSOLAY and/or TWYNEO, the benefits of and projections of our future financial performance as a result of our acquisition of SGT-610, the timing and success of any clinical studies for our product candidates, including SGT-610, and our expected cash runway. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information we have when those statements are made or our management’s current expectations and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. These and other important factors discussed in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 4, 2022, as amended, and our other reports filed with the SEC could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Except as required by law, we undertake no obligation to update any forward-looking statements in this press release.

For further information, please contact:

Investors:
Irina Koffler
Investor relations, LifeSci Advisors
ikoffler@lifesciadvisors.com
+1 917 734 7387

Sol-Gel Technologies
Gilad Mamlok
Chief Financial Officer
gilad.mamlok@sol-gel.com